                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13D
                      UNDER THE EXCHANGE ACT OF 1934

                             (Amendment No. )


                            MB FINANCIAL, INC.
--------------------------------------------------------------------------
                             (Name of Company)

                               COMMON STOCK
--------------------------------------------------------------------------
                      (Title and Class of Securities)

                                 55263D107
--------------------------------------------------------------------------
                              (CUSIP Number)

                      Richard J. Perry, Jr., Esquire
                           Perry & Bagheri, P.C.
                        1826 Jefferson Place, N.W.
                         Washington, D. C.  20036
                              (202) 775-8109
--------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                May 15, 2000
--------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Page 1 of 61 Pages                                Exhibit Index at page 19

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Financial Institution Partners, L.P. / 52-1899611

--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
--------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    277,938 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    277,938 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               277,938 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
--------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.9%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------

Page 2 of 61 Pages

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Hovde Capital, Inc. / 52-1891904

--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
--------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    277,938 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    277,938 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               277,938 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
------------------------------------------------------------------------
12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.9%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------

Page 3 of 61 Pages

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Financial Institution Partners II, L.P. / 36-4131559
--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               State of Delaware
--------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    45,500 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    45,500 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               45,500 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
--------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.6%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------

Page 4 of 61 Pages

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Hovde Capital, L.L.C. / 91-1825712

--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
--------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    45,500 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    45,500 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               45,500 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
--------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.6%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------

Page 5 of 61 Pages

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Financial Institution Partners III, L.P. / 52-2199979
--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               State of Delaware
--------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    31,000 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    31,000 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               31,000 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
--------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.5%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------

Page 6 of 61 Pages

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Hovde Capital, Ltd. / 52-2199941
--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               State of Nevada
-------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    31,000 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    31,000 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               31,000 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
--------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.5%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------

Page 7 of 61 Pages

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Eric D. Hovde / ###-##-####
--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               USA
--------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(1)
                    354,438 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    354,438 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               354,438 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
--------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               5.0%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------
(1)  Of the 354,438 Shares beneficially owned by Eric D. Hovde, 277,938 are as controlling shareholder of Hovde Capital, Inc., 45,500 are as managing member of Hovde Capital, L.L.C. and 31,000 are as managing member of Hovde
     Capital, Ltd.

Page 8 of 61 Pages

--------------------------------------------------------------------------
CUSIP NUMBER 55263D107
--------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
               ABOVE PERSON

               Steven D. Hovde / ###-##-####
--------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
--------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
--------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
               2(d) AND 2(e)

               NO
--------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               USA
--------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            14,800
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(2)
                    354,438 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

                    14,800
               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    354,438 SHARES
--------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               369,238 SHARES
--------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
--------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               5.2%
--------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------
(2)  Of the 369,238 Shares beneficially owned by Steven D. Hovde, 277,938 are as controlling shareholder of Hovde Capital, Inc., 45,500 are as managing member of Hovde Capital, L.L.C., 31,000 are as managing member of
     Hovde Capital, Ltd. and 14,800 are owned directly.


Page 9 of 61 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock (the "Shares"), of MB Financial, Inc., formerly Avondale Financial Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 1200 North Ashland Avenue, Chicago, Illinois 60622.

Item 2.  Identity and Background

     The  persons  filing  this  statement are  and  Financial  Institution
Partners, L.P., Financial Institution Partners II, L.P., Financial Institution Partners III, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hovde Capital, Ltd. (the "General Partners"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purposes of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hovde Capital, Ltd., a Nevada limited liability company, is the general partner of Financial Institution Partners III, L.P.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares through ownership of an interest in, and positions as members and officers of the General Partners. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal businesses and the addresses of their principal businesses and offices for the Limited Partnerships and the General Partners as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     (a)    Each  of  the  Reporting  Persons  may  independently   acquire
additional Shares or dispose of some or all of its Shares.

     (b)  None.

     (c)  None.

     (d)  None.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer

(a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of May 25, 2000, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 7,064,515 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over the Limited Partnerships, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by the General Partners acting through their chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as members and officers of the General Partners, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partners, its executive officers or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares beneficially owned by Steven D. Hovde.

Page 11 of 61 Pages

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of May 25, 2000, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
               TREATMENT]
Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P.
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery
               Securities and Financial Institution Partners, L.P.
Exhibit E -    Partnership Agreement between NationsBanc Montgomery
               Securities and Financial Institution Partners, L.P.
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P.
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery
               Securities and Financial Institution Partners II, L.P.
Exhibit H -    Partnership Agreement between NationsBanc Montgomery
               Securities and Financial Institution Partners II, L.P.
Exhibit I -    Customer Agreement between Banc of America Securities and
               Financial Institution Partners III, L.P.
Exhibit J -    Prime Broker Agreement between Banc of America Securities
               and Financial Institution Partners III, L.P.
Exhibit K -    Partnership Agreement between Banc of America Securities and
               Financial Institution Partners III, L.P.

                                Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTIONS PARTNERS, L.P., by its General Partner, Hovde Capital, Inc.

                         By:            /s/ Eric D. Hovde
                              --------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:            /s/ Eric D. Hovde
                              --------------------------------------------
                              Eric D. Hovde
                         Its: President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:            /s/ Eric D. Hovde
                              --------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:            /s/ Eric D. Hovde
                              --------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:            /s/ Eric D. Hovde
                              --------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, LTD.

                         By:            /s/ Eric D. Hovde
                              --------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                                        /s/ Eric D. Hovde
                              ---------------------------------------------

                         STEVEN D. HOVDE

                                        /s/ Steven D. Hovde
                              ---------------------------------------------


Dated:    5/25/00
        ----------

                                Schedule 1

                 INFORMATION RELATING TO REPORTING PERSONS

                                        Principal Business and
                                        Address of Principal Business
     Name                               or Principal Office
     ----                               ------------------------------
Financial Institution                   Limited partnership formed to make
Partners, L.P.                          investments primarily in equity
                                        Securities of financial
                                        institutions
                                        and financial services companies.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Delaware

Hovde Capital, Inc.                     Corporation formed to serve as the
                                        general partner of Financial
                                        Institution Partners, L.P.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Delaware

Financial Institution                   Limited partnership formed to make
Partners II, L.P.                       investments primarily in equity
                                        securities of financial
                                        institutions and financial services
                                        companies.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Delaware

Hovde Capital, L.L.C.                   Limited liability company formed to
                                        serve as the general partner of
                                        Financial Institution Partners II,
L.P.
                                        1824 Jefferson Place, NW
                                        Washington, DC 20036
                                        Organized: State of Nevada

Financial Institution                   Limited partnership formed to make
Partners III, L.P.                      investments primarily in equity
                                        securities of financial
                                        institutions and financial services
                                        companies.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Delaware

Hovde Capital, Ltd.                     Limited liability company formed to
                                        Serve as the general partner of
                                        Financial Institution
                                        Partners III, L.P.
                                        1824 Jefferson Place, NW
                                        Washington, DC 20036
                                        Organized: State of Nevada

Page 14 of 61


Eric D. Hovde                           Investment banker
                                        Hovde Financial, Inc.
                                        1826 Jefferson Place, N.W.
                                        Washington, D.C. 20036

Steven D. Hovde                         Investment Banker
                                        Hovde Financial, Inc.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067



       INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR
                            CONTROLLING PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(3)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (4)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


---------------------------------------------------------------------------
----
(3) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman and Chief Executive Officer of Hovde Capital, Inc.; President, Treasurer of Hovde Capital, L.L.C.; President and Treasurer of Hovde Capital, Ltd.

(4) Eric D. Hovde is affiliated with the following Reporting Persons:
President of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.; Chairman and CEO of Hovde Capital, Ltd.;

                                SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
---------------------------------------------------------------------------
----

Financial           $3,741,682.94       $1,309,589.03/      Working
Capital/
Institution                             $2,432,093.91       Margin Account
(5)
Partners, L.P.

Hovde Capital,      $3,741,682.94       $1,309,589.03/      Working
Capital/
Inc.                                    $2,432,093.91       Margin Account
of
                                                            Affiliate (5)

Financial           $566,633.50         $198,321.73/        Working
Capital/
Institution                             $368,311.77         Margin Account
(6)
Partners II, L.P.

Hovde Capital,      $566,633.50         $198,321.73/        Working
Capital/
L.L.C.                                  $368,311.77         Margin Account
of
                                                            Affiliate (6)

Financial           $312,734.00         $109,456.90/        Working
Capital/
Institution                             $203,277.10         Margin Account
(7)
Partners III, L.P.

Hovde Capital,      $312,734.00         $109,456.90/        Working
Capital/
Ltd.                                    $203,277.10         Margin Account
of
                                                            Affiliate (7)

Steven D. Hovde     $287,500.00         $100,625.00/        Working
Capital/
                                        $186,875.00         Margin Account
(8)


-----------------------------------------------------
(5) $2,432,093.91 was financed through a margin account with Banc of America Securities at Federal Funds rate +5/8.
(6) $368,311.77 was financed through a margin account with Banc of America Securities at Federal Funds rate +5/8.
(7) $203,277.10 was financed through a margin account with Banc of America Securities at Federal Funds rate +5/8.
(8) $186,875.00 was financed through a margin account with Banc of America Securities at Federal Funds rate +5/8.

                                SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         277,938                       3.9%
Partners, L.P.

Hovde Capital, Inc.           277,938                       3.9%

Financial Institution         45,500                        0.6%
Partners II, L.P.

Hovde Capital, L.L.C.         45,500                        0.6%

Financial Institution         31,000                        0.5%
Partners III, L.P.

Hovde Capital, Ltd.           31,000                        0.5%

Steven D. Hovde               14,800                        0.2%

---------------------------------------------------------------------------
----

Aggregate Shares Held by      369,238                       5.2%
Reporting Persons

                                SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of May 15, 2000:

--------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction
Broker
               Date           Shares    Price          Type
--------------------------------------------------------------------------
Financial      5/12/00        3,500     $11.25         Buy       Sandler
Institution
Partners II,   5/10/00        1,000     $11.125        Buy       Sandler
L.P.

Financial      5/15/00        2,000     $11.25         Buy       Sandler
Institution
Partners III,  5/9/00         2,500     $11.125        Buy       Sandler
L.P.
               5/3/00         2,500     $11.0625       Buy       Sandler

               5/2/00         1,500     $11            Buy       Sandler

               4/27/00        2,500     $10.5625       Buy       Sandler

               4/20/00        2,500     $9.5           Buy       Sandler

               4/19/00        5,000     $9.25          Buy       Sandler

               3/30/00        2,500     $10            Buy       Sandler

               3/20/00        5,000     $9.6563        Buy       Sandler

               3/17/00        5,000     $9.6875        Buy       Sandler

               5/16/00        1,000     $11.25         Buy       Sandler

               5/19/00        3,500     $11.25         Buy       Sandler

               5/24/00        3,500     $11.25         Buy       Sandler

                               EXHIBIT INDEX

                                                                 Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(f)(1)       20

Exhibit B -    [OMITTED - - FILE PURSUANT TO REQUEST             21
               FOR CONFIDENTIAL TREATMENT] (9)

Exhibit C -    Customer Agreement between NationsBanc            22
               Montgomery Securities and Financial Institution
               Partners, L.P.

Exhibit D -    Prime Broker Agreement between NationsBanc        26
               Montgomery Securities and Financial Institution
               Partners, L.P.

Exhibit E -    Partnership Agreement between NationsBanc         30
               Montgomery Securities and Financial Institution
               Partners, L.P.

Exhibit F-     Customer Agreement between NationsBanc            32
               Montgomery Securities and Financial Institution
               Partners II, L.P.

Exhibit G-     Prime Broker Agreement between NationsBanc        36
               Montgomery Securities and Financial Institution
               Partners II, L.P.

Exhibit H-     Partnership Agreement between NationsBanc         39
               Montgomery Securities and Financial Institution
               Partners II, L.P.

Exhibit I-     Account Agreement between Banc of America         41
               Securities and Financial Institution
               Partners III, L.P.

Exhibit J-     Prime Broker Agreement between Banc of America    45
               Securities and Financial Institution
               Partners III, L.P.

Exhibit K-     Partnership Agreement between Banc of America     49
               Securities and Financial Institution
               Partners III, L.P.

Exhibit L-     Customer Agreement between NationsBanc            55
               Montgomery Securities and Steven D. Hovde

Exhibit M-     Prime Broker Agreement between NationsBanc        59
               Montgomery Securities and Steven D. Hovde



------------------------------------------
(9) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                  EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, Hovde Capital, Inc.

                    By:            /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: President

                    HOVDE CAPITAL, INC.

                    By:            /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: President

                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:            /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, L.L.C.

                    By:       /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By:            /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, LTD.

                    By:       /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

Dated:    5/25/00
        ----------

               BRACKETS USED TO DENOTE LOCATION OF PORTIONS
         OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT


                                                                  EXHIBIT B




                                 [OMITTED]

                                                                  EXHIBIT C

                            CUSTOMER AGREEMENT

 This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced.
  NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14. ARBITRATION.

-    ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF A RBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111, ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH
ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)    the class certification is denied;
(ii)   the class is decertified; or
(iii)  the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.



                                                                CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery
  Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

  BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

  THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

  IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. Persons signing on behalf of others please indicate title or capacity in which you have signed.



     Financial Institution Partners, L.P.
---------------------------------------------------
                               (Typed or Printed Name)

     By: Hovde Capital, Inc., general partner
     By: Richard J. Perry, Jr., Secretary
---------------------------------------------------
                  (Signature)

     /s/ Richard J. Perry, Jr.
---------------------------------------------------
                  (Signature)

     1824 Jefferson Place, N.W.
---------------------------------------------------
                (Mailing Address)

Washington               DC        20036
---------------------------------------------------
(City)                 (State)     (Zip)

               2/4/98
---------------------------------------------------
                     (Date)


Acct.
No:____________________________________________

                                                                  EXHIBIT D

NationsBanc Montgomery Securities LLC

                          PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this
   Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed-between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing
   Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore,  in  the event net equity in Customer's  account  with  NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11.NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a qua rterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior wr itten notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.

18. (a)  Arbitration is final and binding on the parties.

          (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.

          (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

         (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modifications or rulings by the arbitrators is strictly limited.

         (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.


Financial Institution Partners, L.P.
-----------------------------------------
CUSTOMER OR INVESTMENT ADVISOR             ACCEPTED AND AGREED TO:
                                           NATIONSBANC MONTGOMERY
By:  HOVDE CAPITAL, INC., general partner  SECURITIES LLC AS PRIME BROKER

By:  /s/ Richard J. Perry, Jr.              By:  /s/ Glen Dailey
-----------------------------------------       -------------------------
Richard J. Perry, Jr., Secretary             Senior Managing Director
-----------------------------------------    ----------------------------
   Print Name and Title                      Print Name and Title

Date:  2/4/98                          Date:  2/5/98
       ------                                   -------


                                                                  EXHIBIT E


NationsBanc Montgomery Securities LLC
                                   ________________________________
                                   ACCOUNT NUMBER

                                   ________________________________
                                   ACCOUNT NAME


                           PARTNERSHIP AGREEMENT

Ladies and Gentlemen:

In consideration of your opening and carrying a partnership account in the name of Financial Institution Partners, L.P. a duly organized partnership (the "Partnership") of which each of the undersigned is a general partner, the undersigned jointly and severally agree that each of the following persons, to wit:

Eric D. Hovde                      Steven D. Hovde
--------------------------------   --------------------------------

Richard J. Perry, Jr.              Braddock J. LaGrua
--------------------------------   --------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the Partnership (the "Authorized Agents"), and shall have authority on behalf of the Partnership, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the Partnership account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the Partnership account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the Partnership account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the Partnership account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the Partnership account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the Partnership and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name           N/A                 Occupation
                                   -------------------------
------------------------
Name                             Occupation
                                   -------------------------
------------------------
Name                             Occupation
                                   -------------------------
------------------------
*or attach signature page(s) of partnership

Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the general and/or limited partners of said Partnership, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the said Partnership the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

Customer consent to loan or pledge of securities and other property (not applicable to cash accounts): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the Partnership is to be carried.



                                   Very truly yours,

                                   HOVDE CAPITAL, INC.

Dated:    2/4/98                   By:  /s/ Richard J. Perry, Jr.

                                    General Partner(s)

                                    _______________________________


                                    _______________________________

                                                                  EXHIBIT F

                            CUSTOMER AGREEMENT

 This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced.
  NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14. ARBITRATION.

-    ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF A RBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111, ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH
ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)    the class certification is denied;
(ii)   the class is decertified; or
(iii)  the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.



                                                                CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery
  Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

  BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

  THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

  IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. Persons signing on behalf of others please indicate title or capacity in which you have signed.



     Financial Institution Partners II, L.P.
---------------------------------------------------
                               (Typed or Printed Name)

     By: Hovde Capital, L.L.C., general partner
     By: Richard J. Perry, Jr., Secretary
---------------------------------------------------
                  (Signature)

     /s/ Richard J. Perry, Jr.
---------------------------------------------------
                  (Signature)

     1824 Jefferson Place, N.W.
---------------------------------------------------
                (Mailing Address)

Washington               DC        20036
---------------------------------------------------
(City)                 (State)     (Zip)

               2/4/98
---------------------------------------------------
                     (Date)


Acct.
No:____________________________________________

                                                                  EXHIBIT G

NationsBanc Montgomery Securities LLC

                          PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this
   Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed-between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing
   Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore,  in  the event net equity in Customer's  account  with  NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11.NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a qua rterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior wr itten notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.

18. (a)  Arbitration is final and binding on the parties.

          (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.

          (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

         (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modifications or rulings by the arbitrators is strictly limited.

         (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.


Financial Institution Partners II, L.P.
-----------------------------------------
CUSTOMER OR INVESTMENT ADVISOR             ACCEPTED AND AGREED TO:
                                           NATIONSBANC MONTGOMERY
By:  HOVDE CAPITAL, L.L.C., general partner  SECURITIES LLC AS PRIME BROKER

By:  /s/ Richard J. Perry, Jr.              By:  /s/ Glen Dailey
-----------------------------------------       -------------------------
Richard J. Perry, Jr., Secretary             Senior Managing Director
-----------------------------------------    ----------------------------
   Print Name and Title                      Print Name and Title

Date:  2/4/98                          Date:  2/5/98
       ------                                   -------


                                                                  EXHIBIT H

NationsBanc Montgomery Securities LLC
                                   ________________________________
                                   ACCOUNT NUMBER

                                   ________________________________
                                   ACCOUNT NAME


                           PARTNERSHIP AGREEMENT

Ladies and Gentlemen:

In consideration of your opening and carrying a partnership account in the name of Financial Institution Partners II, L.P. a duly organized partnership (the "Partnership") of which each of the undersigned is a general partner, the undersigned jointly and severally agree that each of the following persons, to wit:

Eric D. Hovde                      Steven D. Hovde
--------------------------------   --------------------------------

Richard J. Perry, Jr.
--------------------------------   --------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the Partnership (the "Authorized Agents"), and shall have authority on behalf of the Partnership, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the Partnership account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the Partnership account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the Partnership account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the Partnership account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the Partnership account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the Partnership and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name           N/A                 Occupation
                                   -------------------------
------------------------
Name                             Occupation
                                   -------------------------
------------------------
Name                             Occupation
                                   -------------------------
------------------------
*or attach signature page(s) of partnership

Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the general and/or limited partners of said Partnership, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the said Partnership the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

Customer consent to loan or pledge of securities and other property (not applicable to cash accounts): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the Partnership is to be carried.



                                   Very truly yours,

                                   HOVDE CAPITAL, L.L.C.

Dated:    2/4/98                   By:  /s/ Richard J. Perry, Jr.

                                    General Partner(s)

                                    _______________________________


                                    _______________________________

                                                                  EXHIBIT I

                             ACCOUNT AGREEMENT

 This agreement sets forth the terms and conditions pursuant to which Banc of America Securities LLC (BAS) will maintain my Account for purchases and sales of Securities and Other Property (as defined below). I understand that, if my Account is a cash account, the provisions of paragraphs 24 & 25 are not binding upon me unless I enter into a margin transaction, and if my Account is a commodities account, the provisions of paragraph 16 shall not be applicable.

 I agree to notify BAS promptly in writing of any change in information that I supplied when opening my Account including, but not limited to, change of address, change in investment objectives, and change in financial circumstances. Among other things, I represent that, except as disclosed to BAS in writing, neither I nor any member of my immediate family is (1) a director, 10% beneficial owner, policy making officer or otherwise an "affiliate" (as defined in Rule 144 under the Securities Act of 1933, as amended) of a publicly-traded company or (2) affiliated with or employed by a securities exchange or corporation of which an exchange controls the majority of the capital stock, or a securities broker or dealer, or any bank, thrift institution, trust company, insurance company, investment fund, including a registered investment company, or any corporation, firm or individual engaged in the business of dealing as broker or principal in securities, bills of exchange, acceptances or other forms of commercial paper. If I or a member of my immediate family become so employed, I shall notify BAS promptly in writing. I represent that I am of the age of majority according to the laws of my state of residence. I represent that no one other than me (and to the extent community property stands in my Account, my spouse) and any other persons signing this Agreement has an interest in my Account.

1.    TRANSACTIONS  WITH AND BY AFFILIATES.  Certain securities  and  other assets including, but not limited to, municipal, government and money market securities purchased or sold by me through BAS, may be purchased from or sold to an affiliate of BAS which may act as underwriter, broker, dealer or placement agent for such securities and assets. BAS' bank or thrift affiliates may be lenders to issuers of securities that BAS underwrites, in which case the proceeds of offerings underwritten by BAS may be used for repayment of such loans. Please refer to the disclosure documents relating to the securities for additional information.

2. SIPC COVERAGE. BAS is a member of the Securities Investor Protection Corporation (SIPC) through which the customer accounts are protected in the event of the firm's insolvency up to $500,000, including a maximum of $100,000 for free cash balances. BAS has contracted with an outside insurance carrier to provide up to $99.5 million of additional customer protection in the event of BAS's insolvency or liquidation. Neither SIPC nor the additional coverage is the same as or a substitute for FDIC deposit insurance, and they do not protect against declines in the market value of your securities or other holdings.

3. AUTHORIZATION TO OPEN CASH ACCOUNT. I request that BAS open a Cash Account for me. I appoint BAS as my agent for the purposes of buying and selling securities in my Cash Account. I authorize BAS to open or close my Account, to place and withdraw orders and to take such other actions to protect itself in the event I breach any of my obligations. I understand that BAS may accept orders from em for execution by BAS or others. I acknowledge that BAS reserves the right in its sole discretion to refuse or restrict my orders. If at any time BAS considers it necessary for its protection, it may in its discretion require me to deposit cash or collateral in my Account to assure due performance by me of my open contractual commitments. I authorize BAS to act upon my instructions or those of my attorney-in-fact, designated by me on a form acceptable to BAS, given by telephone or telegraph, orally, or by facsimile transmission or by any electronic service that provides access to BAS and agree that BAS may act upon and shall incur no liability in acting upon any such instructions as reasonably understood by BAS, provided such instructions reasonably appear genuine to BAS. I agree that this Agreement covers any and all transactions heretofore executed for my Account by BAS.

4.   ORDERS,  DELIVERIES AND SETTLEMENTS.  I will not buy  any  security  t hrough my Cash Account unless there are, or by Settlement Date there will be, sufficient funds in my Account to make full cash payment, and I do not contemplate selling such security before making such payment. Deposits will be credited to my Account subject to collection. In giving  orders  to  sell, I agree that all "short" sale  orders  will  be designated as "short" and all "long" sale orders will be designated as "long." I will not sell any security designated as "long" through my Cash Account unless I then own the security and it is either on deposit with BAS or by one (1) day before the Settlement Date can and will be delivered (including any securities received as a result of dividends, splits or similar events) to BAS in good deliverable form, and the placing of such a "long" order shall constitute a representation by me that I will deliver such security to BAS at least one (1) day before the Settlement Date. Unless I specifically instruct otherwise, BAS will treat all orders as market orders to be executed under current market conditions. I understand that when securities can be traded in more than one marketplace, in the absence of my specific instructions, BAS may use its discretion in selecting the markets in which to enter the order. I will not ask BAS to sell control or restricted securities, as defined by the federal securities laws, unless I have disclosed to BAS in writing that such securities are control or restricted securities and unless I am authorized to engage in such a sale under applicable law. In connection with a sale of control or restricted securities, I agree to provide BAS with such notices, information, legal opinions, certifications or other assurances as BAS may request. I understand that BAS may in its sole discretion decline to execute any securities transaction for my Account. If I fail to timely deliver securities sold in good deliverable form or to deposit timely the total purchase price of securities purchased as provided by applicable law BAS may, in its sole discretion and WITH OR WITHOUT NOTICE OR DEMAN, take such steps as BAS deems appropriate either to complete or to liquidate the transaction, and I shall pay to BAS, UPON DEMAND, all expenses and losses incurred by BAS in connection therewith. Furthermore, BAS will be entitled to retain any gain or profit resulting from its actions after my failure to timely deliver or pay for securities.

  If I elect to settle all transactions through my designated transaction account ("transaction account") with an affiliated bank (Bank), I agree that on Settlement Date BAS may debit my transaction account for payment for securities purchased and credit my transaction account with the proceeds from the sale of securities. I agree to have sufficient funds available in my transaction account on Settlement Date for all securities purchased for my Account. I also agree that on Settlement Date BAS may withdraw securities from my designated safekeeping account ("safekeeping account") maintained at the Bank to cover the sales of securities made by me through BAS and deposit fully paid for securities I purchase through BAS in my safekeeping account. I hereby authorize the Bank to rely on a copy of this agreement as authority for the Bank to make such transactions.

  BAS reserves the right to go directly to the sponsor of any mutual fund or Unit Investment Trust for purchases. I understand that in these instances, the sponsor will confirm directly with me.

  BAS reserves the right to not accept limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

5. WRITTEN CONFIRMATION; COMMUNICATIONS. Confirmations of transactions and statements of my Account shall be conclusive as to me if not objected to by me in writing within five (5) days (or such other period as required by law) after the date on which such confirmations of transactions and statements are received by me from BAS. The absence of my objections shall constitute an acceptance by me of the terms and conditions of such transactions. Communications may be sent to me at the address set forth when I opened my Account or at such other address as I instruct in writing. All communications so sent, whether by mail, telegraph, facsimile transmission, overnight courier, messenger or otherwise, shall be deemed received by me personally, whether actually received or not, as of the earlier of the date they are received by me or the business day following the day they are dispatched to me. I agree to waive all claims resulting from failure to receive such communications.

6. FEES AND CHARGES. BAS may charge commissions and other fees for execution of transactions to purchase and sell Securities and Other
  Property, and I agree to pay such commissions and fees at BAS' then prevailing rates. I also understand that such commissions and fee rates may be changed from time to time without notice to me and I agree to be bound thereby. I will also pay BAS' fees for any special services that I request or that are required by law.

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

7. INFORMATION DISCLOSURE. I hereby authorize BAS to disclose information to others and receive information from others, including credit bureaus or other agencies, about me, my Account or my Account transactions (1) if the purpose is to establish or maintain my Account or to complete transactions, (2) in response to government agency or exchange regulations or pursuant to inquiries or court orders or as otherwise provided by law or valid legal process, and (3) in any suit, action or other proceeding in which disclosure is necessary or appropriate in BAS' judgement to protect its interest. Pursuant to Rule 14b-1 under the Securities Exchange Act of 1934, BAS may disclose my name, address, and securities positions to requesting companies in which I am a shareholder unless I sent written objection to BAS.

8. DEFINITION OF SECURITIES AND OTHER PROPERTY. Securities and Other Property shall include, but not be limited to, money, instruments, commodities, security entitlements and securities of every kind and nature and all contracts and actions relating thereto and all proceeds therefrom and all dividends and interest thereon, whether for present or future delivery, now or hereafter held, carried or maintained by BAS in or for any of my Accounts, now or hereafter opened, including any Account(s) in which I may have an interest.

9. SECURITY INTEREST. I grant BAS a continuing security interest in, lien on, and right to set-off with respect to, all Securities and Other Property now or hereafter held or carried by BAS in my Accounts, including any Securities and other Property in transit or held by others on behalf of BAS, and in any transaction or safekeeping accounts or money market funds that I have designated for BAS to debit and credit in connection with my Account, and all proceeds of the foregoing, as collateral security for the payment and performance of all my obligations to BAS, now existing or hereafter arising, whether or not such obligations arise under this Agreement or any other agreement between us, together with all expenses of BAS in connection therewith. If I fail to pay or perform any obligation, or if I am in default, BAS shall have, in addition to the rights provided herein or by other applicable law, all the rights and remedies provided to a secured party under the Uniform Commercial Code as then in effect in the State of New York. In enforcing its security interest, lien or right to set-off, BAS, in its sole discretion, may determine which Securities and Other Property are to be bought or sold and the order in which they are to be sold and which contracts are to be closed.

10. TRANSFER. BAS shall have the right to transfer Securities and Other Property held by BAS from or to my Account whenever BAS, in its sole and absolute discretion, considers such a transfer necessary for its protection.

11. IMPARTIAL LOTTERY SYSTEM. When BAS holds, on my behalf, bonds, options or preferred stock in street name or bearer form which are callable in part, I agree to participate in the impartial lottery allocation system of the called securities in accordance with the rules of the applicable exchange or depositories.

12. NON-WAIVER; CHANGE OF TERMS. BAS' failure to insist at any time upon strict compliance with this Agreement or with any of its terms shall not constitute a waiver by BAS of any of its rights hereunder. Except as otherwise provided for herein, no provision of this Agreement shall in any respect be waived or modified. BAS MAY ADD, DELETE OR AMEND THE TERMS, CONDITIONS AND OTHER PROVISIONS OF THIS AGREEMENT FROM TIME TO TIME BY WRITTEN NOTICE TO ME. To the extent this Agreement is inconsistent with any other agreement governing my Account or any confirmation of a transaction, this Agreement shall govern.

13. GOVERNING LAW. THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (without regard to any principles of conflicts of law) EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED HEREIN.

14. SEVERABILITY. If any provision or condition of this Agreement shall be held to be invalid or unenforceable by any court, regulatory or self-regulatory agency or body or arbitration tribunal, such invalidity or unenforceability shall attach only to that provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby, and this Agreement shall be carried out as if any such invalid or unenforceable provision or condition were not contained herein.

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

15. LIMITATION ON LIABILITY. I acknowledge and agree that BAS shall not be liable for any liability, loss or damage caused directly or indirectly by events beyond the reasonable control of BAS, including, but not limited to government restrictions, lockout, natural disaster (including earthquake), riot or other civil disturbance, exchange or market ruling, suspensions of trading, war, strike, interruption or other failure of transportation, communication, or data processing services, or other conditions beyond its control. Further, in acting hereunder, I acknowledge and agree that BAS shall not be liable for any loss or other claim of injury with respect to my Account except for its gross negligence or willful misconduct.


16. ARBITRATION. All disputes hereunder will be submitted to arbitration. I am aware that:

-    Arbitration is final and binding on the parties.

- The parties are waiving their right to seek remedies in court, including the right to jury trial.

- Pre-arbitration discovery is generally more limited than and different from court proceedings.

- The arbitrator's award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

- The panel of arbitrators will typically include a minority of a rbitrators who were or are affiliated with the securities industry.

  ARBITRATION AGREEMENT

  Any dispute with respect to my Account shall be subject to and governed by the following ARBITRATION AGREEMENT:

  To the extent permitted by law, any controversy arising out of or relating to my Account, my relationship with BAS or this Agreement or the breach thereof shall be submitted to arbitration conducted under the Constitution and Rules of the Board of Governors of the New York Stock Exchange, Inc. or the Code of Arbitration Procedure of the National
  Association of Securities Dealers ("NASD"). An arbitration must be commenced by service upon the other party or parties of a written demand for arbitration or a written notice of intention to arbitrate, including selection of the arbitration tribunal. If I initiate the demand for arbitration and do not make such election by registered mail addressed to BAS at its main office within five (5) days thereafter, then BAS may make such election on my behalf. If BAS initiates arbitration, it may select the arbitration tribunal. Judgment upon any award rendered by the arbitrator(s) shall be final, and may be entered in any court having jurisdiction. This ARBITRATION AGREEMENT does not constitute a waiver of my right to a judicial forum in instances in which such a waiver should be void under the applicable federal or state laws, including the Federal Arbitration Act. The Federal Arbitration Act will apply to any dispute subject to arbitration under this ARBITRATION AGREEMENT, notwithstanding any contrary choice of law provision in this Agreement. I specifically acknowledge and agree that in addition to and without waiver of this binding ARBITRATION AGREEMENT, BAS shall be entitled to provisional remedies, including the remedies of prejudgment writs of attachment, or injunction, available in any court having jurisdiction.

  No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:

  (i)  the class certification is denied;
  (ii) the class is decertified; or
  (iii)     the customer is excluded from the class by the court.

  Such forbearance to enforce an agreement to arbitrate shall not co nstitute a waiver of any rights under this Account Agreement except to the extent stated herein.

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

17. JOINT ACCOUNTS. In consideration of BAS opening or maintaining an Account in the names of two or more persons as listed on the Account
  ("Joint  Account  Holders"),  the  Joint  Account  Holders  jointly   and
  severally agree that their obligations on the Account and under the Agreement shall be joint and several and that each of them shall have authority on behalf of the JOINT ACCOUNT to buy, sell and otherwise deal in stocks, bonds, and other investments; to receive on behalf of the JOINT ACCOUNT demands, notices, confirmations, reports, statements of Account and communications of every kind; to receive on behalf of the JOINT ACCOUNT, Securities and Other Property; to make agreements on behalf of the JOINT ACCOUNT relating to any of the foregoing matters, and to terminate or modify same or waive any of the provisions thereof; and generally to deal with BAS on behalf of the JOINT ACCOUNT as fully and completely as if each of them alone were interested in said JOINT ACCOUNT, all without notice to the other Joint Account Holders.

  BAS is authorized to follow the instructions of any of the Joint Account Holders in every respect concerning the JOINT ACCOUNT and to make deliveries to any of the Joint Account Holders or upon his/her instructions, of any or all Securities and Other Property in the JOINT ACCOUNT, and to make payments to any of the Joint Account Holders, or upon his/her order, of any or all monies at any time or from time to time in the JOINT ACCOUNT as he/she may order and direct, even if such deliveries and or payments shall be made to him/her personally, and not for the JOINT ACCOUNT. In the event of any such deliveries of Securities or Other Property or payments of monies to any of the Joint Account Holders as aforesaid, BAS shall be under no duty or obligation to inquire into the purpose or propriety of any such demand for delivery of securities and other properties or payment of monies, and BAS shall not be bound to see to the application or disposition of any securities and/or monies so delivered or paid to any of the Joint Account Holders or upon his/her order. The authority hereby conferred shall remain in force until written notice of the revocation addressed to BAS is delivered at its main office. In the event that BAS receives inconsistent instructions from the Joint Account Holders or a court order, BAS may suspend or close the JOINT ACCOUNT by giving written notice to the Joint Account Holders.

  Unless otherwise indicated in a written notice received by BAS, it is the express intention of the Joint Account Holders that ownership of the JOINT ACCOUNT be vested in them as joint tenants with rights of survivorship and not as tenants in common or as tenants by the entirety. In the event of the death of either or any of the Joint Account Holders, the entire interest in the JOINT ACCOUNT shall be vested in the survivor or survivors on the same terms and conditions as theretofore held, without in any manner releasing the Joint Account Holders or their estates from the liability provided for in this Agreement. (NOTE: If the parties do not wish to be joint tenants with rights of survivorship, they must obtain from BAS the applicable agreement and execute and deliver that agreement to BAS.)

18. APPLICABLE REGULATIONS. All transactions are subject to the constitution, laws, rules, customs, usages and interpretations of the exchange or market and the clearing house, if any, where executed and to applicable Federal and State laws, and the rules of any government agency or financial industry self-regulatory organization having authority with respect thereto.

19. BINDING EFFECT, ASSIGNMENT. This Agreement and its terms shall be binding upon my heirs, executors, successors, administrators, assigns, committee and conservator ("successors"). In the event of my death, incompetence, or disability, whether or not any successors of my estate and property shall have qualified or been appointed, until BAS has written notice of my death or incompetence BAS may continue to operate as though I were alive and competent and BAS may liquidate my Account WITHOUT PRIOR WRITTEN NOTICE TO OR DEMAND upon my successors. This Agreement shall inure to the benefit of BAS' successors and assigns, whether by merger, consolidation or otherwise (and BAS may transfer my Account and this agreement to any such successors and assigns) WITHOUT NOTICE. You may not assign your rights or delegate your duties under this Agreement without BAS' consent. With prior notice to you, BAS may assign or transfer any or all of its rights and obligations under this Agreement and your Account(s) to any other direct or indirect wholly owned subsidiary of Bank of America Corporation that is registered as a broker-dealer under the Securities Exchange Act of 1934.

20. ALL ACCOUNTS. THIS AGREEMENT SHALL COVER MY RELATIONSHIP WITH BAS, INCLUDING INDIVIDUALLY AND COLLECTIVELY ALL ACCOUNTS THAT I MAY OPEN OR REOPEN WITH BAS. CERTAIN ACCOUNTS, SUCH AS MARGIN ACCOUNTS OR OPTIONS ACCOUNTS, ARE SUBJECT TO SEPARATE DOCUMENTATION CONTAINING ADDITIONAL REQUIREMENTS.

                                                            CASH/MARGIN

21. TERM. This Agreement shall become effective on its acceptance by BAS. I may close my Account by giving written notice to BAS. BAS may close my Account by giving me written notice. When my Account is closed, BAS will return to me, or follow my instructions for the transfer of, any Securities and Other Property remaining in my Account and will no longer accept orders for transactions after the date of closing subject to my having satisfied all obligations and paid all indebtedness owing to BAS.

22. PAYMENT FOR ORDER FLOW POLICY. BAS' policy is that it will not accept remuneration for directing orders to particular brokers/dealers or market centers for execution. Notwithstanding this policy, should BAS receive such remuneration on any transaction, appropriate disclosure will be made.

23.   RECORDING   OF   TELEPHONE  CONVERSATIONS.   ANY  OF   MY   TELEPHONE
  CONVERSATIONS WITH BAS MAY BE RECORDED TO ASSURE ACCURACY. I CONSENT TO SUCH RECORDING. TRANSFER.

24. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). I hereby agree to maintain such margin in my margin and/or good faith account as BAS may in its discretion require and I agree to pay forthwith on demand any debit balance owing with respect to any such Account, and if not paid this shall be a breach of this Agreement and BAS may take such action as it considers necessary for its protection in accordance with this Agreement. I understand that even if BAS has a policy of giving customers notice of a margin deficiency, BAS is not obligated to request additional margin from me, and there may be circumstances where BAS will liquidate securities and/or other property in my Account without notice to me. I understand I will be charged interest on my debit balance which if not paid at the close of interest period will be added to the opening balance for the next interest period. Consult the attached
  Truth-In-Lending disclosure statement for an outline of BAS' interest policies.

25. CONSENT TO LOAN OR PLEDGE SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). I hereby authorize BAS to lend either to itself or to others any Securities and Other Property held by BAS in my margin and/or good faith Account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to me, either separately or in common with other such property for any amounts due to BAS thereon or for a greater sum, and BAS shall have no obligation to retain a like amount of similar property in its possession and control. BY SIGNING THIS AGREEMENT I ACKNOWLEDGE THAT THE SECURITIES AND OTHER PROPERTY IN MY MARGIN ACCOUNT MAY BE LOANED TO BAS OR LOANED OUT TO OTHERS AND THAT I HAVE RECEIVED AND/OR REVIEWED A COPY OF THIS AGREEMENT.

26. RECEIPT OF TRUTH-IN-LENDING. I hereby acknowledge receipt and review of the attached Truth-In-Lending disclosure statement. I understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto that may be provided to me. It is understood and agreed that the interest charge made to my Account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due bearing like interest.

27. CLEARANCE ACCOUNTS. If BAS carries my Account as clearing broker by arrangement with another broker through whose courtesy my Account has been introduced, then unless BAS receives from me a written notice to the contrary, BAS shall accept from such other broker, without any inquiry or investigation by BAS, (i) orders for purchase and sale of Securities and Other Property on margin or otherwise, and (ii) any other instructions concerning said Account. I understand BAS shall have no responsibility or liability to me for any acts or omissions of such other broker, its officers, employees or agents.

28. NOTICES and REDEMPTIONS. Notice or other communications, including margin calls, delivered or mailed to the address given when opening my Account, until BAS has received notice in writing of a different address, shall be deemed to have been personally delivered to me.

I understand that equity securities, fixed income securities, mutual fund shares and other securities:

-    Are NOT insured by the FDIC or any other government entity;
- Are NOT deposits or other obligations of, or guaranteed by Bank of America Corporation or any of its affiliates (unless explicitly stated otherwise);
- Are subject to investment risks, including possible loss of the principal amount invested.

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

I certify that I have read, understand and agree specifically to the terms set forth in this Agreement including, but not limited to, the Arbitration Agreement which can be found on page 3 item 16.


Financial Institution Partners III, L.P.
By: Richard J. Perry, Jr.
---------------------------------------------------------------------------
----
Typed or Printed Name of Investor       Typed or Printed Name of Joint
Investor


/s/ Richard J. Perry, Jr.     11/5/99
---------------------------------------------------------------------------
----
Signature of Investor         Date      Signature of Joint Investor   Date

                                                                  EXHIBIT J
Banc of America Securities LLC

                          PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), Banc of America Securities LLC ("BAS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which BAS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to BAS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this
   Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold BAS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to BAS that it desires to do so and confirm with BAS that a prime brokerage agreement has been executed-between BAS and such Executing Broker. Upon execution of a prime brokerage agreement between BAS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing
   Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify BAS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.

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

5. On the next business day following trade date, BAS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to BAS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to BAS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by BAS and any commission charged by Executing Broker.

6. BAS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between BAS and Executing Broker, BAS disaffirms all unsettled transactions of Customer that BAS determines to disaffirm in good faith and in accordance with reasonable commercial standards. BAS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. BAS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, BAS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with BAS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, BAS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with BAS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore,  in  the event net equity in Customer's  account  with  BAS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, BAS shall notify each Executing Broker, by the same day's close of business, that BAS is no longer acting as Prime Broker for Customer. As of the day following such notice, BAS may not accept any prime brokerage transactions commenced on behalf of Customer.

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

9. So long as this Agreement is in effect, BAS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between BAS and Customer, and accordingly, appear on BAS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of BAS. Confirmations received by BAS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11.BAS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by BAS.

12. BAS will issue to Customer a statement of account at least on a qua rterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by BAS upon prior wr itten notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from BAS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to BAS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.


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


18. (a)  Arbitration is final and binding on the parties.

          (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.

          (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

         (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modifications or rulings by the arbitrators is strictly limited.

         (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

ANY CONTROVERSY BETWEEN BAS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.


Financial Institution Partners III, L.P.
-----------------------------------------
CUSTOMER OR INVESTMENT ADVISOR             ACCEPTED AND AGREED TO:
                                           BANC OF AMERICA SECURITIES LLC
By:  HOVDE CAPITAL, LTD., general partner  AS PRIME BROKER

By:  /s/ Richard J. Perry, Jr.              By:
-----------------------------------------       -------------------------
Richard J. Perry, Jr., Secretary
-----------------------------------------    ----------------------------
   Print Name and Title                      Print Name and Title

Date:  11/5/99                         Date:
       ------                                   -------


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

                                                                  EXHIBIT K

Banc Of America Securities LLC
                                   ________________________________
                                   ACCOUNT NUMBER

                                   ________________________________
                                   ACCOUNT NAME


                           PARTNERSHIP AGREEMENT

Ladies and Gentlemen:

In consideration of your opening and carrying a partnership account in the name of Financial Institution Partners III, L.P. a duly organized partnership (the "Partnership") of which each of the undersigned is a general partner, the undersigned jointly and severally agree that each of the following persons, to wit:

Eric D. Hovde                      Steven D. Hovde
--------------------------------   --------------------------------

Richard J. Perry, Jr.
--------------------------------   --------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the Partnership (the "Authorized Agents"), and shall have authority on behalf of the Partnership, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the Partnership account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the Partnership account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the Partnership account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the Partnership account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the Partnership account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the Partnership and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name           N/A                 Occupation
                                   -------------------------
------------------------
Name                             Occupation
                                   -------------------------
------------------------
Name                             Occupation
                                   -------------------------
------------------------
*or attach signature page(s) of partnership

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


Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the general and/or limited partners of said Partnership, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the said Partnership the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

Customer consent to loan or pledge of securities and other property (not applicable to cash accounts): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the Partnership is to be carried.



                                   Very truly yours,

                                   HOVDE CAPITAL, LTD.

Dated:    11/5/99                  By:  /s/ Richard J. Perry, Jr.
        --------------                  ----------------------------
                                    General Partner(s)

                                    ________________________________


                                    ________________________________

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

                                                                  Exhibit L

                            CUSTOMER AGREEMENT

 This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.

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

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced.
  NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

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

14. ARBITRATION.

    ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

    THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT,
     INCLUDING THE RIGHT TO JURY TRIAL.

    PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT
     FROM COURT PROCEEDINGS.

          THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

    THE  PANEL  OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY  OF  A
     RBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE
HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)    the class certification is denied;
(ii)   the class is decertified; or
(iii)  the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.

                                                            CASH/MARGIN

19.  CUSTOMER'S  CONSENT  TO  LOAN OR PLEDGE  OF  SECURITIES  AND  OTHER
  PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

  BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

  THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

  IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. Persons signing on behalf of others please indicate title or capacity in which you have signed.



     Steven D. Hovde and Linda R.
Hovde
                         (Typed or Printed Name)

     /s/ Steven D. Hovde
                               (Signature)

     /s/ Linda R. Hovde
                               (Signature)


     968 Williamsburg Park
                            (Mailing Address)

Barrington               IL
60010
   (City)
(State)         (Zip)

               2/7/98
                                 (Date)


Acct.
No:________________________________
____________

EXHIBIT M
NationsBanc Montgomery Securities LLC

                          PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore, in the event net equity in Customer's account with NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11.NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a qua rterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior wr itten notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.

        (a)  Arbitration is final and binding on the parties.

        (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.

        (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

        (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modifications or rulings by the arbitrators is strictly limited.

        (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

Any controversy between NMS or any of its affiliates or any of its or their partners, officers, directors or employees on the one hand, and Customer and/or Investment Advisor on the other hand, arising out of or relating to this
Agreement or the accounts established hereunder, shall be settled by arbitration, in accordance with the rules then obtaining of The New York Stock Exchange, Inc. (or such other arbitration panel or board as may be required by law). Any award of the arbitrators shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, which is acknowledged to contain a pre-dispute arbitration clause, to be duly executed and delivered as of the date set forth below.



/s/  Steven D. Hovde               .
Customer or Investment Advisor          Accepted and Agreed to:
                                        NATIONSBANC MONTGOMERY
                                        SECURITIES LLC as Prime Broker

By:                                     By:  /s/ Glenn Dailey


                                             Senior Managing Director
Print Name and Title                         Print Name and Title


Date:           2/7/98                                 Date:     2/13/98